# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TORTOISE ENERGY INFRASTRUCTURE CORP, CIK 0001268533
CUSIP: 89147L7#1, 89147L8#0
Title of class of securities: Mandatory Redeemable Preferred Stock
Address of issuer's principal executive offices: 5901 COLLEGE BOULEVARD, SUITE 400, OVERLAND PARK, Kansas (KS), 66211
Date of event which requires filing of this statement: 07/15/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001137774

## Reporting persons
- PRUDENTIAL FINANCIAL INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New Jersey (NJ); sole voting power 11,300,000; shared voting power 0; sole dispositive power 11,300,000; shared dispositive power 0; aggregate amount beneficially owned 11,300,000 (91.2% of the class)

## Item 1. Issuer
Name of issuer: TORTOISE ENERGY INFRASTRUCTURE CORP
Address of issuer's principal executive offices: 5901 COLLEGE BOULEVARD, SUITE 400, OVERLAND PARK, KANSAS, 66211.

## Item 2. Person Filing
Name of person filing: Prudential Financial, Inc.
Address of principal business office or, if none, residence:
751 Broad Street
Newark, New Jersey 07102-3777
Citizenship: New Jersey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 11,300,000
Percent of class: 91.2% of outstanding Mandatory Redeemable Preferred Stock (MRPS)
Sole power to vote or to direct the vote: 11,300,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,300,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Our clients may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities which are the subject of this filing.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiaries Number of Shares Percentage***
The Prudential Insurance Company of America IC 6,800,000* 54.9%
Pruco Life Insurance Company IC 4,500,000** 36.3%

*Includes Cusip numbers 89147L4#4, 89147LR#9, 89147L6#2 and 89147L7#1

** Includes Cusip numbers 89147LR*3 and 89147L8#0

***Total percentage of class of MRPS is 91.2%. 11.3 million MRPS shares equates to 29.89% of combined common stock and preferred stock for voting purposes.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PRUDENTIAL FINANCIAL INC: /s/ Danny Fiore, Second Vice President (08/06/2026)